UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62275 / June 11, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13888

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
BCI Telecom Holding, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Bonanza Explorations, Inc.	**OF THE SECURITIES**
(f/k/a Copperstone Resources Corp.)	**EXCHANGE ACT OF 1934 AS TO BY**
(n/k/a Bonanza Resources Corp.),	**GEORGE HOLDING CORP. (n/k/a AMR**
Bonaventure Resources, Inc.,	**MERIDIAN, INC.)**
British American Holdings, Ltd.,	
British-American Insurance Company,	
Ltd.,	
BT Energy Corp.,	
Butterfield Preferred Growth Fund 83,	
and By George Holding Corp.	
(n/k/a AMR Meridian, Inc.),	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by By George Holding Corp. (n/k/a AMR Meridian, Inc.) ("By George Holding" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 11, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to By George Holding Corp. (n/k/a AMR Meridian, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   By George Holding (CIK No. 1111246) is a dissolved Georgia corporation located in Vancouver, British Columbia, Canada. At all times relevant to this proceeding, the securities of By George Holding have been registered under Exchange Act Section 12(g).

2.   By George Holding has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended October 31, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to By George Holding Corp. (n/k/a AMR Meridian, Inc.) ("Order") on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-6010

By George Holding Corp. (n/k/a AMR Meridian, Inc.)
2160 – 650 West Georgia St.
Vancouver, BC V6B 4N7
Canada

Michael L. Seifert, Esq.
Maitland & Co.
700 – 625 Howe St.
Vancouver, BC V6C 2T6
Canada